LEHMAN BROTHERS


BARRETT S. DIPAOLO
Senior Vice President
Associate General Counsel
Office of the General Counsel





                                                                  March 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:    Document Control--EDGAR

Re:      SCHEDULE 13D/Amendment No. 4: Blount International, Inc.


Ladies and Gentlemen:

        On behalf of the following entities (the "Reporting Persons"), attached for filing is Amendment No. 4 to Schedule 13D relating to the beneficial ownership of the Common Stock of Blount International, Inc., filed by:

                  Lehman Brothers Holdings Inc.
                  Lehman Brothers Inc.
                  LB I Group Inc.
                  LB Blount Investment SPV LLC
                  Lehman Brothers Merchant Banking Partners II L.P. Lehman Brothers Offshore Investment Partners II L.P. Lehman Brothers Capital Partners III, L.P.
                  Lehman Brothers Capital Partners IV, L.P.
                  Lehman Brothers Merchant Banking Partners II Inc. Lehman Brothers Offshore Partners II Ltd.
                  Lehman Brothers MBG Partners 1999 (A) L.P.
                  Lehman Brothers MBG Partners 1999 (B) L.P.
                  Lehman Brothers MBG Partners 1999 (C) L.P.




        If you have any questions regarding this filing, please contact the undersigned at (212) 526-0577.















                                                           Very truly yours,

                                                          /s/ Barrett S. DiPaolo





Enclosure

cc:     Blount International, Inc.








                         Lehman Brothers Holdings Inc.

                    399 Park Avenue New York, New York 10022

                212 526 0577 Fax 646 758 2654 bdipaolo@lehman.com

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

                    Under the Securities Exchange Act of 1934


                           Blount International, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   095180-10-5
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                           399 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 526-0858
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                 March 15, 2004
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================





CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Holdings Inc.
                  13-3216325
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 29,143,465
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         29,143,465
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  29,143,465
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  86.38%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LB Blount Investment SPV LLC
                  13-4073579
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 29,143,465
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         29,143,465
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  29,143,465
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  86.38%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  OO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Inc.
                  13-2518466
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY          7.     SOLE VOTING POWER
EACH REPORTING PERSON WITH               7,635,588
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,635,588
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,635,588
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.63%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Merchant Banking Partners II L.P.
                  01-0594189
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 12,065,394
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         12,065,394
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,065,394
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  35.76%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Offshore Investment Partners II L.P.
                  30-0037037
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,868,736
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,868,736
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,868,736
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.32%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Capital Partners III, L.P.
                  13-3857432
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,573,747
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         1,573,747
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,573,747
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.66%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Capital Partners IV, L.P.
                  13-4042406
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 4,371,520
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------
                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         4,371,520
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,371,520
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.96%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers MBG Partners 1999 (A) L.P.
                  03-0406092
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,049,165
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         1,049,165
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,049,165
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.11%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (B) L.P.
                  03-0406104

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 116,574
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         116,574
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  116,574
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.35%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (C) L.P.
                  03-0406111

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 29,143
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         29,143
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  29,143
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.09%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LB I Group Inc.
                  13-2741778
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,635,588
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         7,635,588
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,635,588
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.63%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Offshore Partners II Ltd.
                  98-0190704
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 3,934,368
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         3,934,368
---------------------------- ----------- ---------------------------------------
---------------------------- ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,934,368
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.66%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

CUSIP No.095180-10-5

----------------- --------------------------------------------------------------

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Merchant Banking Partners II Inc.
                  13-3957483
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------
---------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 15,999,762
                             ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         15,999,762
                             ----------- ---------------------------------------
                             ----------- ---------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
----------------------------             ---------------------------------------
----------------- --------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,999,762
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  47.42%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is P.O. Box 949, 4909 SE International Way, Portland, Oregon 97222.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following Reporting Persons:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings") 745 Seventh Avenue
     New York, NY 10019

     Holdings, through its subsidiaries is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the general partner of Lehman Brothers Capital Partners III, L.P. and the direct 100% parent of Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.

     LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV") 745 Seventh Avenue
     New York, NY 10019

     All the shares of Blount beneficially owned by the Reporting Persons are directly owned by LB Blount SPV. With respect to the equity interests of LB Blount SPV, Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41.4%, Lehman Brothers Offshore Investment Partners II L.P. owns approximately 27.0%, Lehman Brothers Capital Partners III, L.P. owns approximately 5.4%, Lehman Brothers Capital Partners IV, L.P. owns approximately 15.0%, LB I Group Inc. owns approximately 7.1%, Lehman Brothers MBG Partners 1999 (A) L.P. owns approximately 3.6%, Lehman Brothers MBG Partners 1999 (B) L.P. owns approximately 0.4%, and Lehman Brothers MBG Partners 1999 (C) L.P. owns approximately 0.1% thereof.

     Lehman Brothers Inc., a Delaware corporation ("LBI")
     745 Seventh Avenue
     New York, NY 10019

     LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group Inc.

     LB I Group Inc., a Delaware corporation ("LB I Group")
     745 Seventh Avenue
     New York, New York 10019

     LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II owns approximately 41.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II")
     745 Seventh Avenue
     New York, NY 10019

     LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27.0% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 5.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners IV is a limited partnership, the general partner of which is LB I Group Inc. Capital Partners IV owns approximately 15.0% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership ("MBG 1999 (A)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (A) owns approximately 3.6% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership ("MBG 1999 (B)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (B) owns approximately 0.4% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership ("MBG 1999 (C)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (C) owns approximately 0.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd.")
     745 Seventh Avenue
     New York, NY 10019

     LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II.

     Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc.")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a general partner of LB OIP II.

     The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

         No change.


ITEM 4.  PURPOSE OF TRANSACTION

         No change except as described below.

         Each $1,000 principal amount of the Convertible Preferred Equivalent Securities Due 2013 (the "Securities") owned by LB Blount SPV is convertible into one share of 12% Convertible Preferred Stock, par value $0.01 per share (the "Convertible Preferred") of Blount. Each share of Convertible Preferred is convertible into approximately 66.67 shares (subject to adjustment in certain events) of Blount Common Stock. The Securities bear interest at 12% per annum, compounding annually. Prior to the fifth anniversary of the original issuance, the Securities pay interest in additional Securities in lieu of cash.
         As of March 15, 2004, $3,023,606 additional principal amount of Securities accrued to LB Blount SPV in lieu of cash interest. As a result, as of that date,LB Blount SPV owned $28,220,320 principal amount of Securities, convertible into 28,220.32 shares of Convertible Preferred, which in turn were convertible into 1,881,354 shares of Common Stock. Together with the 26,262,111 shares of Common Stock which continue to be actually owned and the 1,000,000 shares of Common Stock which continue to be issuable upon exercise of the Warrants, as of the date hereof LB Blount SPV beneficially owns 29,143,465 shares of Common Stock, constituting 86.4% of the Common Stock based on the 30,856,296 shares outstanding as of February 20, 2004, the record date for Blount's 2004 annual meeting of shareholders.
        The Reporting Persons intend to evaluate continually Blount's business, prospects and financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold. Any disposition, or any further acquisition, may be effected through privately negotiated transactions or otherwise. The Reporting Persons have had preliminary discussions with Blount regarding a possible restructuring of Blount's debt, however no specific plan has been formulated and no decisions have been made.
     Except as set forth in this Item 4 (and in Item 4 of the Reporting Persons' original Schedule 13D and prior amendments), the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) See Items 11 and 13 of the cover page for each Reporting Person and Item 4 above.

     (b)      See Items 7 through 9 of the cover page for each Reporting Person.

     (c)      See Item 4.

     (d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

     (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

     Daniel James is a Managing Director of LBI. William Shutzer serves as a consultant to LBI. Messrs. James and Shutzer are also members of the Board of Directors of Blount.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Purchase Agreement dated as of March 2, 2001 between Blount International, Inc. and LB Blount Investment SPV LLC (filed as Exhibit 99.1 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


     12% Convertible Preferred Equivalent Security Due 2013 dated as of March 2, 2001 (filed as Exhibit 99.2 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate Representing Warrants dated as of March 2, 2001 (filed as
     Exhibit 99.3 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate of Designations for the 12% Convertible Preferred Stock (filed as Exhibit 99.4 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Joint Filing Agreement, dated March 17, 2004, among Lehman Brothers Holdings Inc., Blount Investment SPV LLC, Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG partners 1999 (A) L.P., Lehman Brothers MBG Partners 1999 (B) L.P., Lehman Brothers MBG Partners 1999 (C) L.P., LB I Group Inc., Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. (filed herewith as Exhibit A)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2004

                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Senior Vice President

                                        BLOUNT INVESTMENT SPV LLC

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Senior Vice President

                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LB I GROUP INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title : Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory








                                                                                                                          Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

------------------------------------------------------------------------ -------------------------------------------

NAME/TITLE                                                               BUSINESS ADDRESS
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

MICHAEL L. AINSLIE                                                       Lehman Brothers Holdings Inc.
Private Investor and former                                              745 Seventh Avenue
President and Chief Executive                                            New York, NY 10019
Officer of Sotheby's Holdings
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JOHN F. AKERS                                                            Lehman Brothers Holdings Inc.
Retired Chairman of International                                        745 Seventh Avenue
Business Machines Corporation                                            New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

ROGER S. BERLIND                                                         Lehman Brothers Holdings Inc.
Theatrical Producer                                                      745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

THOMAS H. CRUIKSHANK                                                     Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive                                     745 Seventh Avenue
Officer of Halliburton Company                                           New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

HENRY KAUFMAN                                                            Lehman Brothers Holdings Inc.
President of Henry Kaufman                                               745 Seventh Avenue
& Company, Inc.                                                          New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JOHN D. MACOMBER                                                         Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                                        745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

DINA MERRILL                                                             Lehman Brothers Holdings Inc.
Director and Vice Chairman                                               745 Seventh Avenue
of RKO Pictures, Inc. and Actress                                        New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------
                                                                         Lehman Brothers Holdings Inc.
SIR CHRISTOPHER GENT                                                     745 Seventh Avenue
Former Chief Executive Officer                                           New York, New York 10019
Of Vodafone Plc
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

------------------------------------------------------------------------ -------------------------------------------

All of the above individuals are citizens of the United States, except for Sir
Christopher Gent, who is a citizen of the United Kingdom..







                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS
------------------------------------------------------------------------ -------------------------------------------

NAME/TITLE                                                               BUSINESS ADDRESS
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Financial Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
Chief Operating Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

BRADLEY H. JACK                                                          Lehman Brothers Holdings Inc.
Chief Operating Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------

All above individuals are citizens of the United States.







                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS
------------------------------------------------------------------------ -------------------------------------------

NAME/TITLE                                                               BUSINESS ADDRESS
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------
THOMAS A CRUIKSHANK                                                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief                                               745 Seventh Avenue
Executive Officer of Halliburton                                         New York, New york 10019
Company
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

HOWARD L. CLARK, JR.                                                     Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

FREDERICK FRANK                                                          Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

HARVEY M. KRUEGER                                                        Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

SHERMAN R. LEWIS, JR.                                                    Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------

All above individuals are citizens of the United States.







                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS
------------------------------------------------------------------------ -------------------------------------------

NAME/TITLE                                                               BUSINESS ADDRESS
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Financial Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
Chief Operating Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

BRADLEY H. JACK                                                          Lehman Brothers Holdings Inc.
Chief Operating Officer                                                  745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019
------------------------------------------------------------------------ -------------------------------------------

All above individuals are citizens of the United States.






                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


 NAME                                                                BUSINESS ADDRESS


 David Goldfarb                                                      745 Seventh Avenue
                                                                     New York, NY 10019



 Rocco F. Andriola                                                   745 Seventh Avenue
                                                                     New York, NY 10019






                               EXECUTIVE OFFICERS

 NAME                                                               BUSINESS ADDRESS

 Dexter E. Senft                                                    745 Seventh Avenue
 Managing Director                                                  New York, NY 10019

 Micheal I. Brill                                                   745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019




 Michael J. Konigsberg                                              745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019

 Edward B. McGeough                                                 745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019


 Brian P. Wade                                                      745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019

 Jarett Wait                                                        745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019

 Alan Waskowitz                                                     745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019

 Jeffrey S. Wecker                                                  745 Seventh Avenue
 Senior Vice President                                              New York, NY 10019

----
Above individuals are citizens of the United States.





                LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                               BOARD OF DIRECTORS



NAME                                                               BUSINESS ADDRESS


Allan S. Kaplan
                                                                   745 Seventh Avenue
                                                                   New York, NY 10019


Alan Washkowitz
                                                                   745 Seventh Avenue
                                                                   New York, NY 10019






                               EXECUTIVE OFFICERS


Alan Washkowitz                                                    745 Seventh Avenue
President                                                          New York, NY 10019

----
Above individuals are citizens of the United States.




                    LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                               BOARD OF DIRECTORS


NAME          BUSINESS ADDRESS

Nicholas Trollope                                                  745 Seventh Avenue
                                                                   New York, NY 10019

Alan Washkowitz                                                    745 Seventh Avenue
                                                                   New York, NY 10019





                               EXECUTIVE OFFICERS

NAME                                                               BUSINESS ADDRESS

Graham B. Collis                                                   745 Seventh Avenue
Alternate Director                                                 New York, NY 10019

Kathryn Siggins                                                    745 Seventh Avenue
Alternate Director                                                 New York, NY 10019

Alan Washkowitz                                                    745 Seventh Avenue
President                                                          New York, NY 10019

----
Above individuals are citizens of the United States.



                                                                      APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.



                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Vice President

                                        BLOUNT INVESTMENT SPV LLC

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Senior Vice President

                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LB I GROUP INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title : Authorized Signatory


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                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory